Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jon Snook Senior Vice President – Customer Service

February 14, 2013

Fleet Service Clerks and Title II GSE/Facilities Mechanics,

This is a big day for our airline and for our people. Since I started at American as an Agent 27 years ago, I have seen a lot of changes, but few compare with today’s announcement! American will welcome our partners at US Airways to create the world’s largest airline, a premier global carrier with one of the most modern and efficient fleets. This is a very significant day in the remarkable history of our company, and this merger announcement gives us the platform from which we can become the world’s leading airline not just in terms of size, but also in terms of breadth and quality of products and customer service.

I know today’s announcement probably drives many questions about what this will mean for all employees, and I wanted to take a moment to personally address this for you and your colleagues in the Fleet Service team.

In the short term your jobs won’t look much different than today. We will continue to operate as separate airlines with separate operations. For our domestic U.S.-based Fleet Service Clerks, the terms of the current Collective Bargaining Agreement will continue to apply. The CBA will remain in place until we receive regulatory and US Airways stockholder approval of the merger and Bankruptcy Court approval of our Plan of Reorganization, which we expect will occur in the third quarter later this year. At that point the MOU between American, US Airways and the TWU will modify certain provisions of the CBA, and those modified terms will remain in effect until a new Joint Collective Bargaining Agreement is reached covering the combined work group.

Changes for our internationally-based Fleet Service Clerks will be governed by the unique labor and legal framework of each country, and more details will be provided in local communications.

In the meantime, we will provide additional information as it is available. I would also suggest visiting the new Jetnet to find out more detail about today’s news including answers to questions you may have and a look at what we expect in coming months.

The year behind us has been difficult but the year ahead for American Airlines will see many exciting changes. I am confident that those changes will be well worth the effort as we create the world’s premier global carrier.

Until the merger closes, Tom will continue to serve as Chairman and CEO of American. Upon closing, Doug Parker, the current CEO of US Airways, will become the CEO of the combined company, and Tom will continue as Chairman of the Board through the first shareholders meeting of the new company.

Today begins the process of planning to combine our two airlines, but one thing is for certain: a successful new American will depend on a strong customer service organization. More than anything, your incredible service every day is what will make this transition – and this merger – a success. We’ve got the right team in place to make that happen, and I thank all of you on the frontlines for your hard work and dedication.

Sincerely,

4333 Amon Carter Blvd., MD 5610 Fort Worth, TX 76155 817-963-1250 Office jon.snook@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

4333 Amon Carter Blvd., MD 5610 Fort Worth, TX 76155 817-963-1250 Office jon.snook@aa.com